                                           Exhibit Index Appears
                                            on Page 3

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                   [X]  ANNUAL REPORT PURSUANT TO SECTION
                         15(d) OF THE SECURITIES EXCHANGE
                            ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1993

                                      OR

                   [ ] TRANSITION REPORT PURSUANT TO SECTION
                         15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to _______________

                         Commission file number 1-6052


  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      FIRST CHICAGO CORPORATION SAVINGS INCENTIVE PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      FIRST CHICAGO CORPORATION
      ONE FIRST NATIONAL PLAZA
      CHICAGO, ILLINOIS 60670

ITEM 1.

  The audited financial statements as of December 31, 1993, 1992 and 1991 of First Chicago Corporation Savings Incentive Plan ("Plan"), together with the report of the Plan's certified public accountants, all prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are set forth herein starting on page 5.



                              Page 1 of 19 Pages
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                                  SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              FIRST CHICAGO CORPORATION SAVINGS
                                INCENTIVE PLAN



Date: March 30, 1994          By     /s/ Donald A. Hoy
                                 -----------------------------------
                                  Donald A. Hoy
                                  On behalf of the Retirement
                                  Committee, First Chicago
                                  Corporation Savings Incentive Plan



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                                 EXHIBIT INDEX


Exhibit A -   Consent of Independent Public Accountants    Page 4


  The audited financial statements as of December 31, 1993, 1992 and 1991 of First Chicago Corporation Savings Incentive Plan ("Plan"), together with the report of the Plan's certified public accountants, all prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are set forth herein starting on page 5.



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WASHINGTON, PITTMAN & McKEEVER
CERTIFIED PUBLIC ACCOUNTANTS
                                                                       EXHIBIT A
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605
(312) 786-0330
FAX (312) 786-0323




                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


To the First Chicago Corporation Savings Incentive Plan:

     As independent public accountants, we hereby consent to the incorporation of our report dated February 25, 1994, included as part of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 1993, into First Chicago Corporation's previously filed Form S-8 Registration Statement No. 33-26788, and all amendments thereto.


                                       /s/ Washington, Pittman & McKeever

                                           WASHINGTON, PITTMAN & McKEEVER


Chicago, Illinois
February 25, 1994





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